OFFER TO PURCHASE FOR CASH
                   ALL OF THE ISSUED AND OUTSTANDING UNITS OF
                          LIMITED PARTNERSHIP INTEREST
                                       of
                        McNeil Real Estate Fund XX, L.P.
                                       at
                $100 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST
                                       by
                              Bond Purchase, L.L.C.

********************************************************************************
                       THE OFFER AND THE WITHDRAWAL RIGHTS
                      PERIOD WILL EXPIRE AT 12:00 MIDNIGHT,
                    NEW YORK CITY TIME, ON FEBRUARY 11, 2000,
                                UNLESS EXTENDED.
********************************************************************************

   Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), hereby offers to purchase all of the issued and outstanding units of limited partnership interest (the "Units") of McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), at a purchase price of $100 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after December 31, 1999 and on or prior to the Expiration Date (as defined in Section 1 ("Terms of the Offer")). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a Limited Partner (as defined herein) pursuant to the Offer in respect of the tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER.

--------------------------------------------------------------------------------
                         THE PURCHASER IS NOT AFFILIATED
                  WITH THE GENERAL PARTNER OF THE PARTNERSHIP.
--------------------------------------------------------------------------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, A MINIMUM OF 12,378 UNITS OF THE PARTNERSHIP BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER ("THE MINIMUM CONDITION"). THE OFFER IS ALSO CONDITIONED UPON THE MERGER

PROPOSAL  OF THE  GENERAL  PARTNER  NOT  BEING  APPROVED  BY A  MAJORITY  OF THE
OUTSTANDING UNITS OF THE PARTNERSHIP. SEE SECTION 9 ("CERTAIN INFORMATION CONCERNING THE PARTNERSHIP") AND SECTION 14 ("CONDITIONS OF THE OFFER.") A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, BECAUSE OF RESTRICTIONS IN THE PARTNERSHIP AGREEMENT (AS DEFINED IN
SECTION 9), (I) A LIMITED PARTNER MAY NOT MAKE A PARTIAL TENDER OF UNITS OWNED BY SUCH LIMITED PARTNER IF SUCH LIMITED PARTNER WOULD OTHERWISE RETAIN LESS THAN TEN (10) UNITS AND (II) TENDERS OF LESS THAN TEN (10) UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.
--------------------------------------------------------------------------------

Before tendering, Limited Partners are urged to consider the following factors:

- If Limited Partners holding a majority of the outstanding Units of the Partnership vote in favor of the Partnership's merger proposal (as more fully described in Section 9 ("Certain Information Concerning the Partnership-Master Agreement")), the Partnership has estimated that the Limited Partners will receive $92 per Unit.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be realized from a current sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership.

- The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of Limited Partners to sell their Units at a high price.

- As a result of the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of the General Partner of the Partnership (McNeil Partners, L.P., a Delaware limited partnership), merger, extension of the legal existence of the Partnership, sales of assets and liquidation of the Partnership.

                                    IMPORTANT

   Any (i) owner of record of Units (a "Limited Partner"), (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or qualified plans (a "Beneficial Owner"), or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as the record owner of such Units (an "Assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver (A) the Letter of Transmittal, (B) certificates evidencing tendered Units and (C) any other required documents to Bond Purchase, L.L.C., at the address set forth below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Offer to Purchase shall be deemed to also refer to Beneficial Owners and Assignees. Questions or requests for assistance may be directed to Bond Purchase, L.L.C. at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents may be directed to Bond Purchase, L.L.C.

   NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                        FOR ADDITIONAL INFORMATION CALL:

                              BOND PURCHASE, L.L.C.
                          1100 Main Street, Suite 2100
                              Kansas City, MO 64105
                            TELEPHONE: (816) 421-4670
                            FACSIMILE: (816) 221-1829

                                TABLE OF CONTENTS


                                                                            Page

INTRODUCTION...................................................................1

THE TENDER OFFER...............................................................5
 1.  Terms of the Offer........................................................5
 2.  Acceptance for Payment and Payment for Units..............................5
 3.  Procedures for Tendering Units............................................6
 4.  Withdrawal Rights.........................................................9
 5.  Extension of Tender Period; Termination; Amendment.......................10
 6.  Certain Federal Income Tax Consequences..................................11
 7.  Effects of the Offer.....................................................15
 8.  Purpose of the Offer; Future Plans.......................................16
 9.  Certain Information Concerning the Partnership...........................18
 10. Certain Information Concerning the Purchaser.............................26
 11. Background of the Offer..................................................27
 12. Source Of Funds..........................................................28
 13. Purchase Price Considerations............................................28
 14. Conditions of the Offer..................................................29
 15. Certain Legal Matters....................................................31
 16. Certain Fees and Expenses................................................32
 17. Miscellaneous............................................................32

           TO THE HOLDERS OF UNITS OF LIMITED PARTNERSHIP INTEREST OF
                        MCNEIL REAL ESTATE FUND XX, L.P.:

                                  INTRODUCTION

   Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), hereby offers to purchase all of the issued and outstanding units of limited partnership interest (the "Units") of McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), at a purchase price of $100 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after December 31, 1999 and on or prior to the Expiration Date (as defined in Section 1 ("Terms of the Offer")). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a Limited Partner pursuant to the Offer in respect of the tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. Limited Partners who tender their Units will not be obligated to pay any commissions or partnership transfer fees, which commissions and fees will be borne by the Purchaser.

   THE PURCHASER IS NOT AFFILIATED WITH THE GENERAL PARTNER OF THE PARTNERSHIP. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, A MINIMUM OF 12,378 OF THE OUTSTANDING UNITS OF THE PARTNERSHIP BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (THE "MINIMUM CONDITION"). SEE SECTION 14 ("CONDITIONS OF THE OFFER"). A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, BECAUSE OF RESTRICTIONS IN THE PARTNERSHIP AGREEMENT, (I) A LIMITED PARTNER MAY NOT MAKE A PARTIAL TENDER OF UNITS OWNED BY SUCH LIMITED PARTNER IF SUCH LIMITED PARTNER WOULD OTHERWISE RETAIN LESS THAN TEN (10) UNITS AND (II) TENDERS OF LESS THAN TEN (10) UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.

   The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units (either by the Purchaser or Limited Partners who retain their Units) will remain a speculative investment.

   In considering the Offer, Limited Partners are urged to consider the following factors:

-    If Limited  Partners  holding a majority of the  outstanding  Units vote in favor of the  Merger  Proposal  (as  defined  and more fully  described  in
     Section 9 ("Certain Information Concerning the Partnership-Master Agreement")), as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Partnership with the Securities and Exchange Commission on December 14, 1999 (File No. 000-14007) (the "Proxy Statement"), the Partnership has estimated that the Limited Partners will receive $92 per Unit.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be realized on a per Unit basis from a current sale of the Partnership's properties or that may be realized upon a future liquidation of the Partnership.

- The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. Upon the liquidation of the Partnership, the Purchaser will benefit to the extent the amount per Unit it receives in the liquidation exceeds the Purchase Price, if any. Therefore, Limited Partners might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Limited Partners may prefer to receive the Purchase Price now rather than wait for uncertain future net liquidation proceeds. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. When the assets of the Partnership are ultimately sold, the return to Limited Partners could be higher or lower than the Purchase Price. Limited Partners are urged to consider carefully all of the information contained herein before accepting the Offer.

- Pursuant to the terms of the Offer, the Purchaser is expected to acquire, at a minimum, at least 25% of the Units outstanding and, at a maximum, all of the Units outstanding, and, as a result, will be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. If a sufficient number of Units sought by the Purchaser are tendered and accepted for payment pursuant to the Offer, the Purchaser could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by it but opposed by non- tendering Limited Partners. Under the Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: dissolution and winding up of the Partnership; removal of the General Partner; approval or disapproval of the sale of all or substantially all of the Partnership's assets; and most types of amendments to the Partnership Agreement. Depending on the number of Units obtained by the Purchaser pursuant to the Offer, the Purchaser has intentions to (i) influence the control and management of the Partnership and attempt to remove the General Partner, (ii) vote against the Merger Proposal and (iii) amend that provision of the Partnership Agreement that requires the General Partner to use commercially reasonable efforts to complete the liquidation and termination of the Partnership by December 31, 1999. In any event, the Purchaser will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners.

- If 50% or more of the total Units in Partnership capital and profits are sold or exchanged within a twelve (12) month period, the Partnership will terminate for federal income tax purposes (a "Tax Termination"). Any such Tax Termination will, among other things, cause the Partnership to start new depreciable lives for its assets. This generally would decrease the annual average depreciation deductions allocable to Units not tendered pursuant to the Offer (thereby increasing the taxable income allocable to such Units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of the Partnership.

   Limited Partners may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

- The Purchase Price is greater than the price the Partnership estimates a Limited Partner will receive if the Limited Partners approve the Merger Proposal proposed by the General Partner ($92).

- The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees, and the Purchase Price is greater than the price the Partnership estimates a Limited Partner will receive pursuant to the Merger Proposal proposed by the General Partner.

- Although there are some limited resale mechanisms available to the Limited Partners wishing to sell their Units, there is no formal trading market for the Units. The Form 10-K states: "There is no established public trading market for limited partnership units, nor is one expected to develop." Accordingly, Limited Partners who desire liquidity may wish to consider the Offer. The Offer affords a significant number of Limited Partners an opportunity to dispose of their Units for cash at a price greater than the price the Partnership estimates a Limited Partner will receive pursuant to the Merger Proposal proposed by the General Partner. However, the Purchase Price is not intended to represent either the fair market value of a Unit or the fair market value of the Partnership's assets on a per Unit basis.

-    General disenchantment with real estate investments.

- General disenchantment with long-term investments in limited partnerships because of, among other things, their illiquidity and the inability of Limited Partners to effectuate management control over the Partnership's affairs through the annual election of the General Partner. Limited Partners should note, however, that they do have the right to remove the General Partner by majority vote.

- The Offer may be attractive to certain Limited Partners who wish in the future to avoid the expenses, delays and complications in filing complex income tax returns which result from an ownership of Units.

- The Offer provides Limited Partners with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so. The Purchaser believes that the Units represent an attractive investment at the Purchase Price. There can be no assurance, however, that this judgment is correct. Ownership of Units will remain a speculative investment.

   Following the completion of the Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer. See Section 8 ("Purpose of the Offer; Future Plans").

   A Limited Partner may tender any or all of his or her Units; however, because of restrictions in the Partnership Agreement (i) a Limited Partner may not make a partial tender of Units owned by such Limited Partner if such Limited Partner would otherwise retain less than ten (10) Units and (ii) tenders of less than ten (10) Units will only be accepted if all the Units held by such Limited Partner are tendered.

   According to the Form 10-K, there were 49,512 Units issued and outstanding, held of record by approximately 4,185 Limited Partners. On December 1, 1999, the Purchaser was admitted to the Partnership as a Limited Partner having purchased 10 Units from Citadel Secondary Market Fund I, Ltd., a Florida limited partnership, at a per Unit price of $92. The Purchaser has also signed an agreement to acquire 1,994.68 Units at a per Unit price of $100 from Madison/WP Partnership Value Fund II, L.P. and Madison/WP Partnership Value Fund III, LLC.

   Except as otherwise indicated, information contained in this Offer to Purchase is based upon documents and reports publicly filed by the Partnership with the Securities and Exchange Commission (the "Commission"). Although the Purchaser has no information that any statements contained in this Offer to Purchase are untrue, the Purchaser does not take responsibility for the accuracy or completeness of any information contained in this Offer to Purchase which is derived from such public documents, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

   Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE, THE RELATED LETTER OF

TRANSMITTAL AND THE OTHER ACCOMPANYING MATERIALS CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

                                THE TENDER OFFER

   1. TERMS OF THE OFFER.

   Upon the terms of the Offer (including the terms and conditions of any extension or amendment of the Offer), the Purchaser will accept for payment and pay for all of the outstanding Units of the Partnership. Such Units must have been validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4 ("Withdrawal Rights"). The term "Expiration Date" shall mean 12:00 midnight, New York City time, on February 11, 2000, unless the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

   IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE PURCHASE PRICE OFFERED TO LIMITED PARTNERS, SUCH INCREASED PURCHASE PRICE SHALL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO THE INCREASE IN CONSIDERATION.

   The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the Merger Proposal not being approved prior to consummation of the Offer. See Section 14 (which sets forth in full the conditions of the Offer). The Purchaser reserves the right (but shall not be obligated), in its sole discretion, to waive any or all of such conditions, including the Minimum Condition. If, on the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) waive all the then unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

   2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

         If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is equal to or greater than 12,378 of the outstanding Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Units validly tendered and not withdrawn in accordance with Section 4 on or prior to the Expiration Date as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units pending receipt of any additional documentation required by the Letter of Transmittal. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by Bond Purchase, L.L.C. of (a) the Letter of Transmittal properly completed and duly executed, with any required signature guarantees, if applicable, (b) certificates evidencing tendered Units and (c) any other documents required by the Letter of Transmittal.

   The Purchase Price will automatically be reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after December 31, 1999 and on or prior to the Expiration Date. In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays for tendered Units, the Purchaser will offset the amount otherwise due to a Limited Partner pursuant to the Offer in respect of tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR UNITS.

   If any tendered Units are not purchased pursuant to the Offer for any reason, the Letter of Transmittal with respect to such Units will be destroyed by Bond Purchase, L.L.C., and the certificates representing such Units will be returned to the Limited Partner by Bond Purchase, L.L.C. If, for any reason whatsoever, acceptance for payment of or payment for any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14 ("Conditions of the Offer"), Bond Purchase, L.L.C. may, nevertheless, subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), retain tendered Units, and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to withdrawal rights as described in Section 4 ("Withdrawal Rights").

   3. PROCEDURES FOR TENDERING UNITS.

   Valid Tender. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, and the certificates representing the tendered Units, together with any other documents required by the Letter of Transmittal, must be received by Bond Purchase, L.L.C. at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. A Limited Partner may tender any or all Units owned by such Limited Partner; however, because of restrictions in the Partnership Agreement,
(i) a Limited Partner may not make a partial tender of Units owned by such Limited Partner if such Limited Partner would otherwise retain less than ten
(10) Units and (ii) tenders of less than ten (10) Units will only be accepted if all of the Units held by such Limited Partner are tendered. See Instruction 1 to the Letter of Transmittal.

   IN ORDER FOR A TENDERING LIMITED PARTNER TO PARTICIPATE IN THE OFFER, UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE, WHICH IS 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 11, 2000, UNLESS EXTENDED.

   THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING LIMITED PARTNER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY BOND PURCHASE, L.L.C. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. SEE INSTRUCTION 1 TO THE LETTER OF TRANSMITTAL.

   Signature Guarantees. If the Letter of Transmittal is signed by the registered holder of the Units and payment is to be made directly to that holder, or if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 2 of the Letter of Transmittal.

   Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price pursuant to the Offer, a tendering Limited Partner must provide the Purchaser with such Limited Partner's correct taxpayer identification number or social security number by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 3 to the Letter of Transmittal.

   FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Purchase Price plus the amount of Partnership liabilities allocable to each Unit purchased, each Limited Partner must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Limited Partner's taxpayer identification number and address and that the Limited Partner is not a foreign person. See Instruction 3 to the Letter of Transmittal.

         Appointment as Proxy; Power of Attorney. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such Limited Partner's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners (including any meeting with respect to the Merger Proposal) or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance of such Units for payment, the Purchaser must be able to exercise full voting rights with respect to such Units and other securities, including voting at any meeting of Limited Partners.

   In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership's books (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) to become a record holder of the purchased Unit, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and
(iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

   Assignment of Entire Interest in the Partnership. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date.

   Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Limited Partner whether or not similar defects or irregularities are waived in the case of other Limited Partners.

   Assignee Status. Assignees must provide documentation to Bond Purchase, L.L.C. which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee of a Unit.

   The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   The Purchaser's acceptance for payment of Units tendered pursuant to the procedures described above will constitute a binding agreement between the tendering Limited Partner and the Purchaser upon the terms and subject to the conditions of the Offer.

   4. WITHDRAWAL RIGHTS.

   Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after March 13, 2000.

   For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Bond Purchase, L.L.C. at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name(s) of the person(s) who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name(s) of the registered holder(s) of the Units, if different from that of the person(s) who tendered such Units. Such notice of withdrawal must also be signed by the same person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed (including any signature guarantees, if applicable). If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3 ("Procedures for Tendering Units").

   If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, Bond Purchase, L.L.C. may, nevertheless, retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to and duly exercises withdrawal rights as described herein. The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return Units tendered by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, any of its affiliates, Bond Purchase, L.L.C. or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

   If,  on the  Expiration  Date,  any or all of such  conditions  set  forth in
Section 14 ("Conditions of the Offer") have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iii) amend the Offer.

   If the Purchaser decreases the number of Units being sought or increases the consideration to be paid for any Units pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until, at a minimum, the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price, percentage or minimum number of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Limited Partners to consider the amended terms of the Offer.

   If the Purchaser extends the period of time during which the Offer is open, delays acceptance for payment of or payment for Units or is unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain all Units tendered, and such Units may not be withdrawn except as otherwise provided under Section 4 ("Withdrawal Rights"). The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Units is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Units deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

   Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

   The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER.

   Consequences to a Tendering Limited Partner. In general, a Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit will be equal to the sum of the amount of cash received by the Limited Partner for the Unit sold pursuant to the Offer plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). Thus, the Limited Partner's taxable gain and tax liability resulting from a sale of a Unit could exceed the cash received upon such sale.

   If the Limited Partner acquired Units for cash, the Limited Partner's initial tax basis in such Units is generally equal to the Limited Partner's cash investment in the Partnership increased by the Limited Partner's share of Partnership liabilities at the time the Limited Partner acquired such Units. The Limited Partner's initial tax basis generally has been increased by (i) the Limiter Partner's share of Partnership income and gains, and (ii) any increases in the Limited Partner's share of Partnership liabilities, and has been decreased (but not below zero) by (i) the Limited Partner's share of Partnership cash distributions, (ii) any decreases in the Limited Partner's share of Partnership liabilities, (iii) the Limited Partner's share of Partnership losses, and (iv) the Limited Partner's share of nondeductible Partnership expenditures that are not chargeable to capital. For purposes of determining the Limited Partner's adjusted tax basis in Units immediately prior to a disposition of such Units, the Limited Partner's adjusted tax basis in such Units will include the Limited Partner's allocable share of Partnership income, gain or loss for the taxable year of disposition. If the Limited Partner's adjusted tax basis is less than the Limited Partner's share of Partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of such Unit), the Limited Partner's gain recognized with respect to a Unit pursuant to the Offer will exceed the cash proceeds realized upon the sale of such Unit.

   The gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Recent changes to the tax laws modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. If the amount realized with respect to a Unit that is attributable to the Limited Partner's share of "unrealized receivables" of the Partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

   Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

   If a Limited Partner tenders a Unit in the Offer, the Limited Partner will be allocated a share of Partnership taxable income or loss for the year of tender with respect to any Units sold. The Limited Partner will not receive any future distributions on Units tendered on or after the date on which such Units are accepted for purchase and, accordingly, the Limited Partner may not receive any distributions with respect to such accreted income. Such allocation and any Partnership cash distributions to you for that year will affect the Limited Partner's adjusted tax basis in such Unit and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of a Unit pursuant to the Offer.

   Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Limited Partner from the Partnership are passive activity losses. Limited Partner may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities). The benefits estimated to be realized by each seller of a Unit assumes that all of the seller's losses from the Partnership have been suspended and not utilized.

   If a Limited Partner sells less than all of its Units pursuant to the Offer, a passive loss recognized by that Limited Partner can be currently deducted (subject to the other applicable limitations) to the extent of the Limited Partner's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Limited Partner upon the sale of Units can be offset by the Limited Partner's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Limited Partner sells 100 percent of its Units pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Limited Partner's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Limited Partner from its other "ordinary" income (subject to any other applicable limitations).

   Limited Partners (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31 percent backup withholding unless those Limited Partners provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not include its TIN, the Purchaser will withhold 31 percent from payments to such Limited Partner.

   A Limited Partner who tenders Units must file an information statement with his federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferee within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year) (See IRS Form 8308).

   Consequences to a Non-Tendering and a Partially-Tendering Limited Partner. Code Section 708 provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that the Purchaser's acquisition of Units pursuant to the Offer alone or in combination with other transfers of interests in the Partnership could result in such a termination of the Partnership. If the Partnership is deemed to terminate for tax purposes, the following Federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining Limited Partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

   A remaining Limited Partner will generally not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining Limited Partners in the old partnership will carry over intact into the new partnership. A termination may change (and possibly shorten) a remaining Limited Partner's holding period with respect to its retained units in the Partnership for United States federal income tax purposes.

   The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining Limited Partners for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their Units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of the Partnership.

   Elections as to certain tax matters previously made by the old partnership prior to termination will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

   Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all Limited Partners. In the case of a remaining Limited Partner or a partially tendering Limited Partner reporting on a tax year other than a calendar year, the closing of the Partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such Limited Partner's taxable income for the year of termination.

   Consequences to a Tax-Exempt Limited Partner. Although certain entities are generally exempt from federal income taxation, such tax-exempt entities (including individual retirement accounts (each an "IRA")) are subject to federal income tax on any "unrelated business taxable income" ("UBTI"). UBTI generally includes, among other things, income (other than, in the case of property which is not "debt-financed property", interest, dividends, real property rents not dependent upon income or profits, and gain from disposition of non-inventory property) derived by certain trusts (including IRAs) from a trade or business or by certain other tax-exempt organizations from a trade or business, the conduct of which is not substantially related to the exercise of such organization's charitable, educational or other exempt purpose and income to the extent derived from debt-financed property. Subject to certain exceptions, "debt-financed property" is generally any property which is held to produce income and with respect to which there is an "acquisition indebtedness" at any time during the taxable year. Acquisition indebtedness is generally indebtedness incurred by a tax-exempt entity directly or through a partnership:
(i) in acquiring or improving a property; (ii) before acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement; or (iii) after acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement and the incurrence of such indebtedness was reasonably foreseeable at the time of the acquisition or improvement.

   To the extent the Partnership holds debt financed property or inventory or other assets as a dealer, a tax-exempt Limited Partner (including an IRA) could realize UBTI on the sale of a Partnership interest. In addition, a tax-exempt Limited Partner will realize UBTI upon the sale of a Unit, if such Limited Partner held its Units as inventory or otherwise as dealer property, or acquired its Units with acquisition indebtedness. However, any UBTI recognized by a tax-exempt Limited Partner as a result of a sale of a Unit, in general, may be offset by such Limited Partner's net operating loss carryover (determined without taking into account any amount of income or deduction which is excluded in computing UBTI), subject to applicable limitations.

   EACH  TAX-EXEMPT  LIMITED  PARTNER  SHOULD  CONSULT ITS TAX ADVISOR AS TO THE
PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING OR NOT SELLING UNITS PURSUANT TO THE OFFER.

   7. EFFECTS OF THE OFFER.

   Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities like the Units, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. The Form 10-K states:
"There is no established public trading market for limited partnership units, nor is one expected to develop." Therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions.

   Partnership Profiles, Inc. tracks recent trades in certain limited partnership interests. A recent issue of Partnership Spectrum indicates that 25 Units traded in the period from April 1, 1999 through September 30, 1999 at per Unit prices between $72.51 and $74.08. Sales may be conducted which are not reported by Partnership Profiles and the prices of sales through other channels may differ from those reported by Partnership Profiles. The Purchaser does not know whether the information provided by Partnership Profiles is accurate or complete.


   The Units are currently registered under the Exchange Act. Such registration may be terminated upon application to the Commission if the Units are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to its Unitholders and to the Commission and would make inapplicable to the Partnership certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirements to furnish proxy statements in connection with Unitholders' meetings pursuant to

Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, if the Purchaser acquires a substantial number of Units, the ability of "affiliates" of the Partnership and persons holding "restricted securities" of the Partnership to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser may cause the Partnership to apply for termination of registration of the Units under the Exchange Act following the consummation of the Offer, depending upon the number of Units tendered.

   Significant Influence on All Limited Partner Voting Decisions by the Purchaser. The Purchaser will have the right to vote each Unit purchased pursuant to the Offer. Pursuant to the terms of the Offer, the Purchaser is expected to acquire, at a minimum, at least 25% of the Units outstanding and, at a maximum, all of the Units outstanding, and, as a result, will be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. This could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by it but opposed by non- tendering Limited Partners. Under the Partnership Agreement, Limited Partners holding the majority of the Units are entitled to take action with respect to a variety of matters, including: dissolution and winding up of the Partnership; removal of the General Partner; approve or disapprove the sale of all or substantially all of the Partnership's assets; and most types of amendments to the Partnership Agreement. Depending on the number of Units obtained by the Purchaser pursuant to the Offer, the Purchaser has intentions to (i) influence the control and management of the Partnership and attempt to remove the General Partner, (ii) vote against the Merger Proposal and (iii) amend that provision of the Partnership Agreement that requires the General Partner to use commercially reasonable efforts to complete the liquidation and termination of the Partnership by December 31, 1999. In any event, the Purchaser will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners. See Section 8 ("Purpose of the Offer; Future Plans").

   8. PURPOSE OF THE OFFER; FUTURE PLANS.

   Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that there may be underlying value in the Property. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser will likely attempt to remove the General Partner and/or the Property Manager.

   Pursuant to the terms of the Partnership Agreement, the Partnership: (i) pays property management fees to the Property Manager for property management services (the "Property Management Fee"); (ii) pays a disposition fee to an affiliate of the General Partner for brokerage services performed in connection with the sale of the Partnership's properties (the "Disposition Fee"); (iii) reimburses the Property Manager for its costs, including overhead, of administering the Partnership's affairs; and (iv) pays an asset management fee to the General Partner (the "Asset Management Fee"). According to information provided in the Partnership's Form 10-Q for the quarter ended September 30, 1999 (the "Form 10-Q"), the total amount of such fees and expenses payable to the General Partner, the Property Manager and their affiliates totaled $368,695 as of September 30, 1999.

   If the General Partner is removed,  the Partnership  Agreement  provides that
(i) any portion of the Property Management Fee, Asset Management Fee or Disposition Fee payable pursuant to the terms of the Partnership Agreement which is then accrued and due, but not yet paid, (ii) any expenses which are required to be reimbursed to the General Partner and its Affiliates pursuant to the terms of the Partnership Agreement, and (iii) any unpaid loans or advances (together with any accrued but unpaid interest) shall be paid by the Partnership to the General Partner, Property Manager or their affiliates, as applicable, in cash, within 30 days of the date of removal as stated in the written notice of removal of the General Partner.

   The Master Agreement (as defined in Section 9) provides that in certain circumstances (including, if a person who is not an affiliate of the Partnership makes an acquisition proposal for the Partnership) the Partnership may be subject to a "break-up fee." If the break-up fee is applicable, according to the information obtained from the Form 10-Q, the Partnership's pro rata portion of the break-up fee would be approximately $179,226.

   The Partnership Agreement currently provides that the General Partner shall use its commercially reasonable efforts to complete the liquidation and termination of the Partnership by December 31, 1999. It is the Purchaser's current intention to consider attempting to amend this provision of the Partnership Agreement, if it acquires sufficient Units, and not immediately liquidate and terminate the Partnership. The purchase of the Units will allow the Purchaser to benefit from any of the following: (a) any cash distributions from Partnership operations in the ordinary course of business; (b) any distributions of net proceeds from the sale of any properties; and (c) any distributions of net proceeds from the liquidation of the Partnership.

   Future Plans. Depending on the number of Units obtained by the Purchaser pursuant to the Offer, the Purchaser has intentions to (i) influence the control and management of the Partnership and attempt to remove the General Partner,
(ii) vote against the Merger Proposal and (iii) amend that provision of the Partnership Agreement that requires the General Partner to use commercially reasonable efforts to complete the liquidation and termination of the Partnership by December 31, 1999.

   Following the completion of the Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer.

   9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

   Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's web site at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

   The Partnership's Assets And Business. The Partnership, formerly known as Southmark Income Investors, Ltd., was organized on July 19, 1984 as a limited partnership under the provisions of the California Revised Limited Partnership Act to invest in, hold, manage and dispose of mortgage loans, real estate and real estate-related investments. The general partner of the Partnership is McNeil Partners, L.P. (the "General Partner"), a Delaware limited partnership, an affiliate of Robert A. McNeil ("McNeil"). The General Partner was elected at a meeting of limited partners on March 30, 1992, at which time an amended and restated partnership agreement (the "Partnership Agreement") was adopted. Prior to March 30, 1992, the general partner of the Partnership was Southmark Investment Group, Inc. (the "Original General Partner"), a Nevada corporation and a wholly-owned subsidiary of Southmark Corporation ("Southmark"). The principal place of business for the Partnership and the General Partner is 13760 Noel Road, Suite 600, LB70, Dallas, Texas, 75240.

   On September 28, 1984, the Partnership registered with the Securities and Exchange Commission under the Securities Act of 1933 (File No. 2-92376) and commenced a public offering for the sale of $30,000,000 of limited partnership units. The Units represent equity interests in the Partnership and entitle the holders thereof to participate in certain allocations and distributions of the Partnership. The sale of Units closed on September 27, 1985, with 49,528 Units sold at $500 each, or gross proceeds (net of discounts of $57,546) of $24,706,454 to the Partnership. In 1994 and 1993, 12 and 4 Units were relinquished, respectively, leaving 49,512 Units outstanding at December 31, 1998.

   The Partnership has been engaged in the servicing of mortgage loans, including equity and revenue participation loans, and the ownership, operation and management of revenue-producing properties acquired through foreclosure. In July 1990, the Partnership foreclosed on Park Spring Apartments (renamed Sterling Springs Apartments) in settlement of the related mortgage loan. In September 1991, the Partnership foreclosed on Holiday Inn-Jacksonville (renamed Cherokee Inn) in partial settlement of the related mortgage loan and later sold the property in January 1993. In May 1993, the Partnership foreclosed on 1130 Sacramento Condominiums in settlement of the related mortgage loan and later sold the property in August 1997. In 1998, the Partnership's mortgage loan investments secured by Idlewood and Lakeland nursing homes and the Partnership's mortgage loan investments affiliate secured by Fort Meigs Plaza were repaid in full by the respective borrowers. At December 31, 1998, the Partnership operated one revenue-producing property-Sterling Springs Apartments (the "Property").

   The following table contains information with respect to the Property as of December 31, 1998. The buildings and the land on which the Property is located are owned by the Partnership in fee, subject to a first lien deed of trust as described in the Form 10-K.

                                                                              1998
                                         Net Basis                          Property        Date
Property               Description      of Property          Debt             Taxes       Acquired
--------               -----------      -----------          ----             -----       --------

Sterling Springs       Apartments
Austin, TX             172 units        $ 2,848,199       $ 2,613,312       $ 142,490        7/90
                                        ===========       ===========       =========

Sterling Springs Apartments is owned by Sterling Springs Fund XX Limited Partnership, which is wholly-owned by the Partnership.

   The following table sets forth the Property's occupancy rate and rent per square foot for the last five years:

                            1998         1997            1996           1995        1994
                            ----         ----            ----           ----        ----
Sterling Springs
 Occupancy Rate              97%         97%              91%         99%            95%
 Rent Per Square Foot     $9.94        $9.50           $9.28        $9.10          $8.37


Occupancy rate represents all units leased divided by the total number of units of the Property as of December 31 of the given year. Rent per square foot represents all revenue, except interest, derived from the property's operations divided by the leasable square footage of the Property.

   The Partnership does not directly employ any personnel. The General Partner conducts the business of the Partnership directly and through its affiliates. The Partnership reimburses affiliates of the General Partner for such services rendered in accordance with the Partnership Agreement.

   Master Agreement. The Partnership has entered into a Master Agreement, dated as of June 24, 1999 (the "Master Agreement"). The Master Agreement provides, among other things, that (i) the General Partner will contribute all of its general partner interests in the Partnership to a newly formed limited liability company directly or indirectly wholly owned by WXI/McN Realty L.L.C., a Delaware limited liability company (the "Acquirer"), and this subsidiary will be appointed as the new general partner of the Partnership and (ii) a separate newly formed limited partnership directly or indirectly wholly owned by the Acquirer will merge with and into the Partnership with the Partnership continuing as the surviving limited partnership, and each limited partner of the

Partnership (other than limited partners who validly exercise dissenters' rights in connection with the merger) will receive cash merger consideration of approximately $63.00 for each limited partner unit held by that limited partner in the Partnership, together with that limited partner's allocable share, if any, of a special distribution in cash if the Partnership participates in the transaction and has a positive net working capital balance calculated in accordance with the terms of the Master Agreement on the closing date of the transaction, all as more fully described in the Proxy Statement (the "Merger Proposal"). In the Proxy Statement, the Partnership estimates that each Limited Partner will receive an aggregate of $92.00 per Unit if the Merger Proposal is approved. The Partnership has scheduled a meeting of the Limited Partners to vote on the Merger Proposal on January 21, 2000.

   Litigation. Class and derivative actions were previously brought against the Partnership by, among other parties, Limited Partners of the Partnership. In these actions, plaintiffs allege that McNeil Investors, Inc., and its affiliate McNeil Real Estate Management, Inc. ("McREMI") and three of their senior officers and/or directors (collectively, the "Defendants") breached their fiduciary duties and certain obligations under various partnership agreements (including the Partnership Agreement). Plaintiffs alleged, among other things, that Defendants rendered the Units highly illiquid and artificially depressed the prices that were available for Units on the resale market. Plaintiffs also alleged that Defendants engaged in a course of conduct to prevent the acquisition of Units by Carl Icahn by disseminating purportedly false, misleading and inadequate information. Plaintiffs further alleged that Defendants acted to advance their own personal interests at the expense of the Partnership's public Limited Partners by failing to sell Partnership properties and failing to make distributions to Limited Partners.

   On September 15, 1998, the parties signed a Stipulation of Settlement. As structured, the Stipulation of Settlement provided for the payment of over $35 million in distributions and the commitment to market various McNeil-affiliated partnerships (including the Partnership) for sale through a fair and impartial bidding process overseen by a national investment banking firm. To ensure the integrity of that process, Defendants agreed, among other things, to involve plaintiff's counsel in oversight of that process, and plaintiff's counsel retained an independent advisor to represent the interests of limited partners of the partnerships in the event of a transaction.

   The execution of the Master Agreement was a result of the terms of the Stipulation of Settlement.

   On July 23, 1999, High River Limited Partnership and two other affiliates of Carl C. Icahn (Unicorn Associates Corporation and Longacre Corporation), filed a complaint for damages against the General Partner and certain of its affiliates alleging that the defendants improperly interfered with tender offers made by High River for Units in the Partnership and other affiliated partnerships in which the General Partner serves as General Partner (the "McNeil Partnerships"), by, among other things, filing purportedly frivolous litigation to delay High River's offers, issuing purportedly false and misleading statements opposing the offers and purportedly forcing High River itself to file litigation to enforce its rights. High River also alleged that as a result the defendants caused High River to incur undue expense and that the defendants ultimately prevented High River from acquiring a greater number of limited partner units. Plaintiffs also alleged that the defendants improperly excluded High River from participating in the auction process for the sale of the McNeil Partnerships, and otherwise took steps to prevent its participation in the auction. In addition, plaintiffs also sued the defendants based on their status as opt-outs from the Stipulation of Settlement. Plaintiffs sought undisclosed damages and an accounting.

   On July 30, 1999, defendants filed an answer to the High River complaint, denying each and every material allegation contained in the High River complaint and asserting several affirmative defenses. On December 7, 1999, the parties entered into a settlement agreement (the "Settlement Agreement") to settle and dispose of all claims, demands and causes of action existing as of the date of the Settlement Agreement and arising out of, connected with or incidental to the dealings between the parties to the Settlement Agreement, including all claims, demands and causes of action reflected in the Schofield litigation or the High River litigation, as well as all prior disputes arising out of events in the years leading up to the execution of the Master Agreement.

   On December 7, 1999, concurrently with the execution of the Settlement Agreement, the plaintiffs dismissed, with prejudice, as to all parties, with each party bearing its own costs and attorneys' fees, the High River litigation as well as any appeal of the Final Order and Judgment in the Schofield litigation.

   In consideration of the dismissal of the High River litigation and any appeal of the Final Order and Judgment in the Schofield litigation, the mutual general releases and covenant not to sue described below and the other matters described in the Settlement Agreement, McNeil Partners, McREMI, McNeil Investors, Robert
A. McNeil and Carole J. McNeil will make a cash settlement payment to High River at the closing of the transactions contemplated by the Master Agreement, provided that the Settlement Agreement has not been terminated as provided below.

   The McNeil Partnerships and their subsidiaries have no liability or obligation with respect to the settlement payment. Moreover, Robert A. McNeil and Carole J. McNeil have agreed that notwithstanding that they may be entitled to indemnification pursuant to the provisions of the limited partnership agreements governing the McNeil Partnerships, neither they, nor their affiliates, will seek or accept from any McNeil Partnership, or any subsidiary corporation or subsidiary partnership of a McNeil Partnership, payment or reimbursement of any portion of the settlement payment or related legal fees.

   The Settlement Agreement provides for mutual general releases by the parties. Each of the parties has also agreed not to initiate, file or pursue any action, claim, suit or proceeding against the other that concerns any of the matters which are the subject of the releases. The releases and covenant not to sue also apply to the respective predecessors, successors, present and former affiliates, subsidiaries, parents, assigns, officers, directors, equity holders, partners, members, controlling persons, employees, attorneys, financial advisors, investment bankers and agents of the parties and, with some exceptions in the case of WXI/McN Realty.

   The Settlement Agreement terminates in its entirety on the date which is the earliest to occur of:

   - June 30, 2000, if the closing of the transactions contemplated by the Master Agreement has not occurred on or prior to June 30, 2000;

   - the termination of the Master Agreement in its entirety; and

   - the termination of the Master Agreement with respect to the last participating McNeil Partnership.

   The Settlement Agreement does not constitute an admission of damages, wrongdoing or liability by any party.

   The Partnership Agreement provides that the Partnership shall provide broad indemnity to the General Partner and its affiliates from and against a wide range of expenses and damages. Notwithstanding the terms of the Settlement Agreement, it is possible that the Partnership Agreement will require indemnification of the General Partner and its affiliates for expenses and damages incurred in connection with the aforementioned litigation.

   On December 13, 1999, Bond Purchase filed a lawsuit against the Partnership and several affiliated entities demanding access to the books and records, including lists of equity holders, of the entities. Bond Purchase has also recently filed lawsuits in connection with other McNeil-affiliated partnerships.

   Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Form 10-K and the Form 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                                 BALANCE SHEETS
                                   (Unaudited)

                                                            September 30,       December 31,
                                                                 1999                1998
                                                            -------------       ------------
ASSETS

Real estate investment:
    Land..................................................     $   392,000      $   392,000
    Buildings and improvements............................       4,059,990        3,981,407
                                                                 ---------        ---------
                                                                 4,451,990        4,373,407
    Less:  Accumulated depreciation.......................      (1,696,013)      (1,525,208)
                                                                -----------     -----------
                                                                  2,755,977       2,848,199

Cash and cash equivalents.................................        1,710,453       3,070,785
Cash segregated for security deposits.....................           34,066          28,773
Accounts receivable.......................................            5,602           6,603
Escrow deposits...........................................          134,336         180,267
Deferred borrowing costs, net of accumulated
    amortization of $88,882 and $76,154 at
    September 30, 1999 and December 31, 1998,
    respectively..........................................           72,612          85,340
Prepaid expenses and other assets.........................           10,174           5,500
                                                                     ------           -----
                                                                $ 4,723,220     $ 6,225,467
                                                                ===========     ===========

LIABILITIES AND PARTNERS' EQUITY (DEFICIT)

Mortgage note payable, net................................      $ 2,570,101     $ 2,613,312
Accounts payable and other accrued expenses...............           60,559          52,848
Accrued property taxes....................................           107,19         142,490
Payable to affiliates.....................................          368,695         376,849
Security deposits and deferred rental revenue.............           35,563          27,702
                                                                     ------          ------
                                                                  3,142,112       3,213,201
                                                                  =========       =========
Partners' equity (deficit):
    Limited  partners  - 60,000  limited
       partnership units  authorized;
       49,512 limited partnership units
       issued and outstanding at September 30,
       1999 and December 31, 1998.........................        1,864,297       3,296,145
    General Partner.......................................        (283,189)       (283,879)
                                                                  ---------       ---------
                                                                  1,581,108       3,012,266
                                                                  ---------       ---------
                                                                $ 4,723,220     $ 6,225,467
                                                                ===========     ===========


                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                 Three Months Ended                   Nine Months Ended
                                                    September 30,                       September 30,
                                            ----------------------------        ----------------------------
                                                1999             1998              1999           1998
                                             ----------       ----------        ----------      ----------
Revenue:
    Rental revenue......................   $  350,079      $  320,966        $  998,464       $  967,846
    Interest income on mortgage
       loan investments.................           --          42,092                --          180,872
    Interest income on mortgage
       loan investments--affiliate......           --              --                --          108,214
    Other interest income...............       18,518          93,607            70,672          178,719
    Gain on extinguishment of
       mortgage loan investment.........           --              --                --        1,025,833
                                           ----------      ----------        ----------       ----------
       Total revenue....................      368,597         456,665         1,069,136        2,461,484
                                           ----------      ----------      ------------     ------------
Expenses:
    Interest ...........................       59,714          60,677           180,166          182,975
    Depreciation........................       56,919          57,626           170,805          176,863
    Property taxes......................       35,826          41,046           107,478          118,984
    Personnel costs.....................       37,120          37,242            16,007          111,316
    Utilities...........................       17,125          23,175            56,928           63,350
    Repairs and maintenance.............       25,407          30,005            85,669           87,283

    Property management
       fees - affiliates................       16,376          15,944            48,131           45,976
    Other property operating
       expenses.........................       14,493          20,835            44,717           57,127
    General and administrative..........       16,840          39,384            54,874          202,584
    General and administrative -
       affiliates.......................       47,717          30,412           135,318          161,538
                                           ----------      ----------      ------------     ------------

       Total expenses...................      327,537         356,346         1,000,093        1,207,996
                                           ----------      ----------      ------------     ------------
Net income..............................   $   41,060      $  100,319        $   69,043       $1,253,488
                                              =======        ========          ========        =========

Net income allocable
    to limited partners.................   $   40,650      $   99,316        $   68,353       $1,240,953
Net income allocable
    to General Partner..................          410           1,003               690           12,535
                                           ----------      ----------      ------------     ------------
Net income..............................   $   41,060      $  100,319        $   69,043       $1,253,488
                                              =======        ========          ========        =========
Net income per limited
    partnership unit....................   $      .82      $     2.00        $     1.38       $    25.06
                                              =======        ========          ========        =========
Distributions per limited
    partnership unit....................   $       --      $   116.14        $    30.30       $   146.08
                                              =======        ========          ========        =========

Statements of                                             Years Ended December 31,
                                       -----------------------------------------------------------------
Operations                         1998           1997            1996           1995           1994
-----------                        ----           ----            ----           ----           ----
Rental revenue                 $ 1,290,193     $ 1,279,458   $ 1,413,050   $ 1,405,346    $ 1,172,233
Interest income                    516,148         539,573       524,791       568,970        591,791
Gain on extinguishment
  of mortgage loan
  investment                     1,025,833           -             -             -              -
Gain on disposition of
  real estate                        -           1,962,280         -             -              -
Net income                       1,258,637       2,239,792       116,736        64,116         88,909

Net income per limited
  partnership unit           $       25.17     $     44.78  $       2.33 $        1.28  $        1.78
                             =============     ===========  ============ =============  =============

Distributions per limited
  partnership unit            $     146.08     $     65.64   $     24.24 $        5.05  $        5.05
                              ============     ===========   =========== =============  =============

                                                               As of December 31,
                               ----------------------------------------------------------------------
Balance Sheets                     1998            1997          1996         1995            1994
--------------                     ----            ----          ----         ----            ----
Real estate investments,
  net                          $ 2,848,199     $ 2,983,609   $ 5,457,587   $ 5,726,377    $ 5,938,194
Mortgage loan
  investments, net                   -           6,868,788     4,138,453     4,271,336      4,418,306
Total assets                     6,225,467      12,112,244    13,189,106    14,345,949     14,484,111
Mortgage note payable,
  net                            2,613,312       2,666,814     2,715,909     2,760,961      2,802,303
Partners' equity                 3,012,266       8,986,219     9,996,414    11,079,628     11,265,513

                                       25

   10. CERTAIN INFORMATION CONCERNING THE PURCHASER.

   The Purchaser. The Purchaser is a Missouri limited liability company that was formed on November 15, 1995. The principal office of the Purchaser is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is the owner of 86% of the Purchaser, is the managing member of Purchaser and is the person that manages the Purchaser's affairs.

   Since 1994, Mr. Johnson has been Chairman, Chief Executive Officer, and a majority shareholder of Maxus Properties, Inc., a Missouri corporation ("Maxus") that specializes in commercial property management. Mr. Johnson is also a vice president of KelCor, Inc., a Missouri corporation ("KelCor") that specializes in the acquisition of commercial real estate and the purchase of loans and apartments from lending institutions and agencies of the federal government. Mr. Johnson and his wife own all of the issued and outstanding stock of KelCor. Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105.

   The Purchaser's business consists of purchasing interests in real estate partnerships, notes and tax-exempt bonds.

   General. Except as otherwise set forth in this Offer to Purchase, (i) neither the Purchaser, and to the best of Purchaser's knowledge, Mr. Johnson, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser, and to the best of Purchaser's knowledge, Mr. Johnson, nor any affiliate of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchaser, and to the best of Purchaser's knowledge, Mr. Johnson, nor any affiliate of the foregoing has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser, or, to the best of Purchaser's knowledge, Mr. Johnson, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or, to the best of Purchaser's knowledge, Mr. Johnson, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

   The Purchaser was admitted as a Limited Partner of the Partnership on December 1, 1999, after having purchased 10 Units from Citadel Secondary Market Fund I, Ltd., a Florida limited partnership at a per Unit price of $92. The Purchaser has also signed an agreement to acquire 1,994.68 Units at a per Unit price of $100 from Madison/WP Partnership Value Fund II, L.P. and Madison/WP Partnership Value Fund III, LLC.

   Bond Purchase has recently conducted a number of mini tender offers for interests in entities affiliated with the General Partner. On October 15, 1999, Bond Purchase made a tender offer, which expired on November 20, 1999, for up to 2,000 current income units, or approximately 8.0% of the outstanding current income units, in McNeil Real Estate Fund XXI, L.P. at a price of $105 per current income unit. On October 11, 1999, Bond Purchase offered to purchase up to 30 limited partner units, or approximately 33.3% of the outstanding limited partner units, in McNeil Midwest Properties I, L.P. at a price of $26,500 per limited partner unit in cash. The offer expired on December 31, 1999. On September 17, 1999, Bond Purchase, offered to purchase up to eleven limited partner units, or approximately 34.4% of the outstanding limited partner units, in Regency North Associates, L.P. at a price of $77,000 per limited partner unit in cash. The offer expired on October 15, 1999. On October 18, 1999, Bond Purchase offered to purchase up to three additional limited partner units in Regency North Associates, L.P. at a price of $77,000 per limited partner unit in cash. The offer expired on November 15, 1999.

   The Purchaser and its affiliates currently own units in several partnerships affiliated with the General Partner and the Partnership. On December 13, 1999, Bond Purchase filed a lawsuit against the Partnership and several affiliated entities demanding access to the books and records, including lists of equity holders, of the entities. Bond Purchase has also recently filed lawsuits in connection with other partnerships affiliated with the General Partner and the Partnership.

   Since the week of December 20, 1999, the Purchaser has had settlement discussions with the General Partner concerning the Purchaser's (and the Purchaser's affiliates') ownership interests in various partnerships affiliated with the General Partner and the Partnership, including the Partnership. The Purchaser indicated its interest in purchasing ownership interests in some of such partnerships at prices higher than those that would be paid pursuant to the terms of the Master Agreement. The Purchaser and the General Partner have not been able to reach an agreement on settlement terms.

   11. BACKGROUND OF THE OFFER.

   Except as otherwise set forth in this Offer to Purchase, the Purchaser, and to the best of Purchaser's knowledge, Mr. Johnson and affiliates of the foregoing have had no contacts or correspondence with the Partnership or its affiliates regarding the Partnership. Mr. Johnson and Bond Purchase have requested access to the books and records of the Partnership. The Purchaser and Mr. Johnson have corresponded with affiliates of the Partnership with respect to the Purchaser's ownership of limited partnership units in other limited partnerships that are affiliates of the Partnership.

   On December 13, 1999, Bond Purchase filed a lawsuit against the Partnership and several affiliated entities demanding access to the books and records, including lists of equity holders, of the entities. Bond Purchase has also recently filed lawsuits in connection with other partnerships affiliated with the General Partner and the Partnership.

   Since the week of December 20, 1999, the Purchaser has had settlement discussions with the General Partner concerning the Purchaser's (and the Purchaser's affiliates') ownership interests in various partnerships affiliated with the General Partner and the Partnership, including the Partnership. The Purchaser indicated its interest in purchasing ownership interests in some of such partnerships at prices higher than those that would be paid pursuant to the terms of the Master Agreement. The Purchaser and the General Partner have not been able to reach an agreement on settlement terms.

   12. SOURCE OF FUNDS.

   The Purchaser expects that approximately $4,750,000 (exclusive of fees and expenses) would be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser has escrowed $4,751,000 from its working capital to fund the Purchase Price of the Units sought pursuant to the Offer. The Purchaser transferred $4,751,000 into an escrow with Assured Quality Title Company. The escrowed funds will be released only (i) to fund the Purchase Price for the purchase of Units tendered upon consummation of the Offer or (ii) upon the termination of the Offer if on the Expiration Date any or all of the conditions of the Offer have not been satisfied or waived.

   13. PURCHASE PRICE CONSIDERATIONS. The Purchaser has set the Purchase Price at $100 net per Unit (subject to adjustment as set forth in this Offer to Purchase). In establishing the Purchase Price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership Agreement, (ii) the Form 10-K and (iii) the Form 10-Q. The Purchaser determined the Purchase Price pursuant to its independent analysis of the Partnership and the Property. The Purchaser did not obtain current independent valuations on appraisals of the assets. Based on that information, the Purchaser considered several factors, some of which are discussed below.

   Trading History of the Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and highly sporadic. The Form 10-K states that "There is no established public trading market for limited partnership units, nor is one expected to develop." At present, privately negotiated sales and sales through intermediaries are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer, the Merger Proposal or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

   Partnership Profiles, Inc. tracks recent trades in certain limited partnership interests. A recent issue of Partnership Spectrum indicates that 25 Units traded in the period from April 1, 1999 through September 30, 1999 at per Unit prices between $72.51 and $74.08. Sales may be conducted which are not reported by Partnership Profiles and the prices of sales through other channels may differ from those reported by Partnership Profiles. The Purchaser does not know whether the information provided by Partnership Profiles is accurate or complete.

   The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. The Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the Units may be relevant to Limited Partners. Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

   14. CONDITIONS OF THE OFFER.

   Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment, purchase or pay for, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units (whether or not any Units have theretofore been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Units not then paid for, if (i) the Minimum Condition has not been satisfied or (ii) the Merger Proposal has been approved by Limited Partners holding a majority of the outstanding Units prior to consummation of the Offer. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefore, any of the following conditions exist:

   (a) there shall have been threatened, instituted or pending any action, proceeding, application, audit, claim or counterclaim by any government or governmental authority, commission or agency, domestic or foreign, or by any other person or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) causes any material diminution in the reasonable judgment of the Purchaser of the value of the Units or the benefits to be derived by the Purchaser as a result of the transactions contemplated by the

Offer; (v) might be reasonably expected to materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (vi) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

   (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency which might, directly or indirectly, result in any of the consequences referred to in paragraph (a) above;

   (c) any change or development shall have occurred or been threatened or disclosed in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects, capitalization, partners' equity of the Partnership, which is or may be materially adverse to the Partnership;

   (d) the General Partner of the Partnership shall have failed or refused to take all action that the Purchaser deems necessary for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder simultaneously with the consummation of the Offer, in accordance with the Partnership Agreement and applicable law;

   (e) the  Partnership  shall have (i) issued,  or  authorized  or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership, its subsidiary or the General Partner shall have authorized, recommended, proposed or announced its intention to propose any merger, consolidation, liquidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event (other than the Merger Proposal) not in the ordinary course of business; or

   (f) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Limited Partners.

   The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

   15. CERTAIN LEGAL MATTERS.

   Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein, other than the filing of a Tender Offer Statement on Schedule 14D-1 (which has been filed) and any required amendments thereto. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action in the event that such approvals were not obtained or such actions were not taken.

   Appraisal Rights. Limited Partners will not have appraisal rights as a result of the Offer.

   State Anti-Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, security holders, principal executive officers or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability or any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

   ERISA. By executing and returning the Letter of Transmittal, a Limited Partner will be representing that either (a) the Limited Partner is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of any such plan; or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

   Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

   16. CERTAIN FEES AND EXPENSES.

   The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser is acting as depositary in connection with the Offer. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

   17. MISCELLANEOUS.

   The Offer is being made to all Limited Partners, Beneficial Owners and Assignees, all to the extent known by the Purchaser. The Purchaser is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Limited Partners in such state.

   Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in Section 9 ("Certain Information Concerning the Partnership").

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          Bond Purchase, L.L.C.

January 13, 2000

   Questions and requests for assistance may be directed to Bond Purchase, L.L.C. at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from Bond Purchase, L.L.C. as set forth below, and will be furnished promptly at the Purchaser's expense. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to Bond Purchase, L.L.C. at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal as well as Certificates representing any Units being tendered must be received by Bond Purchase, L.L.C. at the address set forth below before 12:00 midnight, New York City Time, on February 11, 2000.


                       By Mail/Hand or Overnight Delivery

                              Bond Purchase, L.L.C.
                          1100 Main Street, Suite 2100
                              Kansas City, MO 64105

                                  By Facsimile

                                 (816) 221-1829


                         For Additional Information Call

                                 (816) 421-4670